Exhibit 99.1

Sapiens Expands Sapiens DECISION Suite with New
Software and Services

With Sapiens DECISION InfoHub (software) and Sapiens DECISION STEP (services), Sapiens now offers the market’s only complete business decision management solution

Holon, Israel and Cary, North Carolina – January 26, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, today announced the expansion of its business decision management solution, Sapiens DECISION Suite, with the introduction of DECISION InfoHub and DECISION STEP.

With the addition of the new software (DECISION InfoHub) and services (DECISION STEP) components, Sapiens DECISION Suite is the only available solution that offers a complete business decision management solution – from design and platform, to end-to-end services – to address the pain and complexity of translating business logic to code. The new components are available immediately as standalone offerings, or components of the suite.

DECISION InfoHub extends Sapiens DECISION Suite’s capabilities by solving the challenge of wiring and integration down to the wide range of data sources. Data virtualization is offered by InfoHub via a business-friendly representation of the information sources necessary to execute operational decisions by collecting, transforming and enriching data from heterogeneous, large and complex environments. DECISION InfoHub includes a real-time, fully distributed data management capability that offers personalized and always-updated customer and product views.

DECISION STEP is a new services offering that leverages Sapiens’ expertise and proven methodology. It is based on The Decision Model, the market-leading approach for discovering, capturing and modeling decision logic. With DECISION STEP, Sapiens DECISION customers can quickly learn and employ The Decision Model principles, implement and maintain DECISION Suite, best manage decision management projects to deliver successful results, and gain the internal expertise necessary to scale and deploy effective decision management across the enterprise.

“We strongly believe that the new components uniquely position Sapiens to fully meet enterprises’ business decision management needs,” said Rami Doron, managing director, Sapiens DECISION. “To truly solve the decision management challenge, companies require three elements – a model, such as The Decision Model; a complete software platform, which we provide with our Sapiens DECISION Suite; and the method and skill-set to deploy and manage effectively from a services component, such as DECISION STEP.”

While DECISION Suite can offer tremendous value to virtually any industry, Sapiens focuses on delivering in its areas of domain expertise – banking, insurance, retirement services, healthcare and government. For instance, Serco – a specialist in delivering vital public services on behalf of national, state and local governments – has expedited its application delivery via Sapiens DECISION.

“Sapiens DECISION has empowered Serco to automate critical decisions in government-related case management activities, helping to execute nearly 1.5 million transactions in our first two months of use for a federal health client,” said Jason Adolf, director of business process management for Serco. “By externalizing and managing the key decision logic using Sapiens DECISION, Serco can deliver applications faster and more efficiently, and change those applications quickly to meet regulatory or operational demand.”

About Sapiens DECISION Suite Components

In addition to the new Sapiens DECISION InfoHub and Sapiens DECISION STEP, the Sapiens DECISION Suite also includes: (1) Sapiens DECISION Manager, which helps organizations manage the business logic that drives their automated business decisions. (2) Sapiens DECISION Deployment Adapters, for transforming business logic and executing it in the chosen architecture. (3) Sapiens DECISION Execution, which performs business logic execution in Sapiens’ integrated execution environment.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the financial industry, with a focus on the insurance industry. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com